UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

(Amendment No.  )*

Under the Securities Exchange Act of 1934

MFA FINANCIAL, INC.
(Name of Issuer)

Common stock, par value $0.01 per share
(Title of Class of Securities)

55272X102
(CUSIP Number)

John F. Hartigan, Esq.
Morgan, Lewis & Bockius LLP
300 S. Grand Avenue, 22nd Floor
Los Angeles, CA 90071
(213) 612-2500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 26, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55272X102
1	NAME OF REPORTING PERSONS Athene Annuity and Life Company
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Iowa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 11,852,514
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 11,852,514
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,852,514
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 55272X102
1	NAME OF REPORTING PERSONS Athene Annuity & Life Assurance Company
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 14,815,642
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 14,815,642
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,815,642
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 55272X102
1	NAME OF REPORTING PERSONS Athene USA Corporation
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Iowa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 14,815,642
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 14,815,642
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,815,642
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 55272X102
1	NAME OF REPORTING PERSONS Athene Life Re Ltd.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 14,815,642
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 14,815,642
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,815,642
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 55272X102
1	NAME OF REPORTING PERSONS Athene Holding Ltd.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 14,815,642
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 14,815,642
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,815,642
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 55272X102
1	NAME OF REPORTING PERSONS Apollo Insurance Solutions Group LP
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 14,815,642
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 14,815,642
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,815,642
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 55272X102
1	NAME OF REPORTING PERSONS AISG GP Ltd.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 14,815,642
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 14,815,642
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,815,642
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 55272X102
1	NAME OF REPORTING PERSONS Apollo Life Asset, L.P.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 14,815,642
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 14,815,642
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,815,642
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 55272X102
1	NAME OF REPORTING PERSONS Apollo Life Asset GP, LLC
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 14,815,642
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 14,815,642
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,815,642
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 55272X102
1	NAME OF REPORTING PERSONS Apollo Capital Management, L.P.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 14,815,642
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 14,815,642
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,815,642
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 55272X102
1	NAME OF REPORTING PERSONS Apollo Capital Management GP, LLC
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 14,815,642
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 14,815,642
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,815,642
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 55272X102
1	NAME OF REPORTING PERSONS Apollo Management Holdings, L.P.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 14,815,642
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 14,815,642
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,815,642
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 55272X102
1	NAME OF REPORTING PERSONS Apollo Management Holdings GP, LLC
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 14,815,642
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 14,815,642
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,815,642
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 55272X102
1	NAME OF REPORTING PERSONS Omaha Equity Aggregator, L.P.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 22,223,464
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 22,223,464
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,223,464
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 55272X102
1	NAME OF REPORTING PERSONS AP Omaha Advisors, LLC
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 22,223,464
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 22,223,464
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,223,464
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 55272X102
1	NAME OF REPORTING PERSONS Apollo Hybrid Value Advisors, L.P.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 22,223,464
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 22,223,464
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,223,464
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 55272X102
1	NAME OF REPORTING PERSONS Apollo Hybrid Value Capital Management, LLC
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 22,223,464
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 22,223,464
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,223,464
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 55272X102
1	NAME OF REPORTING PERSONS APH Holdings, L.P.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 22,223,464
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 22,223,464
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,223,464
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 55272X102
1	NAME OF REPORTING PERSONS Apollo Principal Holdings III GP, Ltd.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 22,223,464
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 22,223,464
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,223,464
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON CO

Item 1.                                                         Security and Issuer

This Statement on Schedule 13D relates to common stock, par value $0.01 per share (the “Common Stock”), of MFA Financial, Inc., a Maryland corporation (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at 350 Park Avenue, 20th Floor New York, New York 10022.

Item 2.                                                         Identity and Background

This Schedule 13D is filed by: (i) Athene Annuity and Life Company (“AAIA”); (ii) Athene Annuity & Life Assurance Company (“AADE”); (iii) Athene USA Corporation (“Athene USA”); (iv) Athene Life Re Ltd. (“Athene Life Re”); (v) Athene Holding Ltd. (“Athene Holding”); (vi) Apollo Insurance Solutions Group LP (“AISG”); (vii) AISG GP Ltd. (“AISG GP”); (viii) Apollo Life Asset, L.P. (“Apollo Life”); (ix) Apollo Life Asset GP, LLC (“Apollo Life GP”); (x) Apollo Capital Management, L.P. (“Capital Management”); (xi) Apollo Capital Management GP, LLC (“Capital Management GP”); (xii) Apollo Management Holdings, L.P. (“Management Holdings”); (xiii) Apollo Management Holdings GP, LLC (“Management Holdings GP”); (xiv) Omaha Equity Aggregator, L.P. (“Apollo Purchaser”); (xv) AP Omaha Advisors, LLC (“Omaha Advisors”); (xvi) Apollo Hybrid Value Advisors, L.P. (“Hybrid LP”); (xvii) Apollo Hybrid Value Capital Management, LLC (“Hybrid Management”); (xviii) APH Holdings, L.P. (“APH Holdings”); and (xix) Apollo Principal Holdings III GP, Ltd. (“Principal Holdings III GP”). The foregoing are collectively referred to herein as the “Reporting Persons.”

AAIA, AADE, and Apollo Purchaser each hold Warrants (as defined below) to purchase shares of Common Stock of the Issuer.  The principal business of each of AAIA and AADE is insurance.  The principal business of Apollo Purchaser is the investment in securities of the Issuer.

AADE is the sole shareholder of AAIA and Athene USA is the sole shareholder of AADE. Athene Life Re is the sole shareholder of Athene USA.  Athene Holding is the sole shareholder of Athene Life Re, and AISG is the investment adviser of each of AAIA, AADE, Athene USA, Athene Life Re and Athene Holding. AISG GP is the general partner of AISG. Apollo Life is the general partner of AISG GP, and Apollo Life GP is the general partner of Apollo Life. Capital Management is the sole member of Apollo Life GP. The general partner of Capital Management is Capital Management GP. Management Holdings is the sole member and manager of Capital Management GP, and Management Holdings GP is the general partner of Management Holdings.

Omaha Advisors is the general partner of Apollo Purchaser, and Hybrid LP is the sole member of Omaha Advisors. Hybrid Management is the general partner of Hybrid LP. APH Holdings is the sole member of Hybrid Management and Principal Holdings III GP is the general partner of APH Holdings.

Attached as Appendix A to Item 2 is information concerning the executive officers, managers and directors of Management Holdings GP and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

The address of the principal office of AAIA, AADE and Athene USA is 7700 Mills Civic Parkway, West Des Moines, Iowa 50266. The address of the principal office of AISG is 2121 Rosecrans Ave. Ste 5300, El Segundo, California 90245. The address of the principal office of Athene Life Re and Athene Holding is 96 Pitts Bay Road, Pembroke, HM08, Bermuda. The address of the principal office of each of AISG GP, Apollo Life, Apollo Life GP, Hybrid LP, and Principal Holdings III GP is c/o Walkers Corporate Limited, Cayman Corporate Center, 27 Hospital Road, George Town, KY1-9008 Grand Cayman, Cayman Islands. The address of the principal office of each of Apollo Purchaser, Omaha Advisors, Hybrid Management, and APH Holdings is One Manhattanville Road, Suite

201, Purchase, New York 10577. The address of the principal office of each of Capital Management, Capital Management GP, Management Holdings, and Management Holdings GP is 9 West 57th Street, New York, NY 10019.

Citizenship:

AAIA	Iowa
AADE	Delaware
Athene USA	Iowa
Athene Life Re	Bermuda
Athene Holding	Bermuda
AISG	Delaware
AISG GP	Cayman Islands
Apollo Life	Cayman Islands
Apollo Life GP	Cayman Islands
Capital Management	Delaware
Capital Management GP	Delaware
Management Holdings	Delaware
Management Holdings GP	Delaware
Apollo Purchaser	Delaware
Omaha Advisors	Delaware
Hybrid LP	Cayman Islands
Hybrid Management	Delaware
APH Holdings	Cayman Islands
Principal Holdings III GP	Cayman Islands

Item 3.                                                         Source and Amount of Funds

Apollo Purchaser and Athene USA (collectively, the “Purchasers”) acquired four tranches of warrants (“Tranche I Apollo Warrant,” “Tranche II Apollo Warrant,” “Tranche I Athene Warrant” and “Tranche II Athene Warrant,” and collectively, the “Warrants” and the shares of Common Stock underlying the Warrants, the “Warrant Shares”) to purchase 37,039,106 shares in the aggregate of the Issuer’s Common Stock. The Warrants were acquired for a portion of the amounts advanced to the Purchasers pursuant to the Credit Agreement dated June 26, 2020, by and among the Issuer, MFResidential Assets Holding Corp., a wholly-owned subsidiary of the Issuer, the lenders party thereto, and Wilmington Trust, National Association, as Administrative Agent and Collateral Agent.

Athene USA has assigned its rights to the Warrants to AAIA and AADE. Accordingly, AAIA and AADE hold the Warrants purchased by Athene USA.

Item 4.                                                         Purpose of the Transaction

All of the shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons, as reported herein, were acquired for investment purposes and the Reporting Persons intend to review their investments in the Issuer on a continuing basis. The Reporting Persons intend to participate in the management of the Issuer through representation on the Issuer’s board of directors (the “Board”) and through certain rights pursuant to the Investment Agreement and Registration Rights Agreement described below in Item 6. Pursuant to the terms of the Investment Agreement as described below, Apollo Purchaser has appointed a non-voting observer member of the Board. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

The Reporting Persons retain the right to change their investment intent.  Depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, various laws and regulations applicable to the Issuer and companies in its industry and the Reporting Persons’ ownership in the Issuer, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D.  As discussed under Item 6 below, under the terms and conditions of the Investment Agreement, the Purchasers or one or more of their respective Affiliates (as defined therein) shall purchase in open market or privately negotiated transactions (and not from the Issuer), prior to the first anniversary of the date of the Investment Agreement, in one or a series of transactions, a number of shares of Common Stock (the “New Shares”) equal to the lesser of (a) 4.9% of the outstanding Common Stock as of the date of the Investment Agreement, or (b) such number of shares of Common Stock as the Purchasers acquire, in the aggregate, using $50 million, subject to extension beyond one year if there are fewer than 15 weeks during that year in which the Issuer’s policies permit the Purchasers to purchase the New Shares. Without limiting the foregoing, the Reporting Persons may, from time to time and subject to the terms of the Standstill Agreement discussed below, acquire or cause affiliates to acquire additional Common Stock or other securities of the Issuer (including any combination or derivative thereof), dispose, or cause affiliates to dispose, of some or all of their Common Stock or other securities of the Issuer or continue to hold, or cause affiliates to hold, Common Stock or other securities of the Issuer (or any combination or derivative thereof).

Except as described above, none of the Reporting Persons currently has any other plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D.  However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board or other third parties regarding such matters.

The descriptions of the Investment Agreement and the Registration Rights Agreement set forth in Item 6 are hereby incorporated into this Item 4 by reference.

Item 5.                                                         Interest in Securities of the Issuer

(a) & (b) Information in Rows 7 to 13 of the respective cover pages of the individual Reporting Persons are incorporated into this Item 5 by reference.  The aggregate beneficial ownership of the Common Stock by the Reporting Persons is as follows:

Sole Voting Power	0
Shared Voting Power	37,039,106
Sole Dispositive Power	0
Shared Dispositive Power	37,039,106

The Reporting Persons’ aggregate percentage beneficial ownership of the total amount of Common Stock outstanding is 7.6%, based on a total of 453,242,244 Common Stock as of June 10, 2020.

AAIA, AADE, and Apollo Purchaser each disclaims beneficial ownership of all of the Common Stock included in this Schedule 13D other than the Common Stock obtainable through the exercise of the Warrants held of record by such Reporting Person, and the filing of this Schedule 13D shall not be construed as an admission that any such person or entity is the beneficial owner of any such Common Stock for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose. Athene USA, Athene Life Re, Athene Holding, AISG, AISG GP, Apollo Life, Apollo Life GP, Capital Management, Capital Management GP, Management Holdings, Management Holdings GP, Omaha Advisors, Hybrid LP, Hybrid Management, APH Holdings, and Principal Holdings III GP, and Messrs. Leon Black, Joshua Harris and Marc Rowan, the managers, as well as executive officers and directors, of Management Holdings GP and Principal Holdings III GP, each disclaim beneficial ownership of all Common Stock included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(c) None of the Reporting Persons has effected any transactions of the Common Stock during the 60 days preceding the date of this Schedule 13D, except as described in Items 4 and 6 of this Schedule 13D, which information is incorporated herein by reference.

(d) & (e) Not applicable.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer

Investment Agreement

On June 15, 2020, the Issuer entered into an Investment Agreement (the “Investment Agreement”), by and among the Issuer, Apollo Purchaser, and Athene USA, pursuant to which, among other things:

• the Issuer shall issue and deliver to the Purchasers the Warrants;

• on the terms and conditions of the Investment Agreement, the Purchasers or one or more of their respective Affiliates (as defined therein) shall purchase in open market or privately negotiated transactions (and not from the Issuer), prior to the first anniversary of the date of the Investment Agreement, in one or a series of transactions, a number of shares of Common Stock (the “New Shares”) equal to the lesser of (a) 4.9% of the outstanding Common Stock as of the date of the Investment Agreement, or (b) such number of shares of Common Stock as the Purchasers acquire, in the aggregate, using $50 million (such lesser amount, the “Secondary Purchase Commitment Amount”), subject to extension beyond one year if there are fewer than 15 weeks during that year in which the Issuer’s policies permit the Purchasers to purchase the New Shares; provided, that, if the Issuer prepays the New Term Loan (as defined therein) prior to the Purchasers purchasing, in the aggregate, a number of New Shares equal to the Secondary Purchase Commitment Amount, the amount set forth in clause (b) shall be reduced by the Secondary Purchase Reduction Amount. The Secondary Purchase Reduction Amount is the percentage obtained by (i) dividing the amount of the New Term Loan that has been prepaid by $500 million (excluding, for the avoidance of doubt, any amortization payments of the New Term Loan), multiplied by (ii) 100;

• at any time following the Closing (as defined therein), Apollo Purchaser may elect to have one individual designated in writing by Apollo Purchaser for (i) election to the Board or (ii) appointment as a non-voting observer, as the case may be, to be appointed as a member of the Board (an “Apollo Purchaser Designee”). If Apollo Purchaser elects to have the Purchaser Designee appointed as a member of the Board, the Board shall take all action necessary to cause one Apollo Purchaser Designee to be appointed as a member of the Board (the “Apollo Purchaser Director”).  Following the appointment of such Apollo Purchaser Director and until either (i) a subsequent notification by Apollo Purchaser that Apollo Purchaser Designee should be appointed as a non-voting observer of the Board or (ii) the later of (A) the first day on which Apollo Purchaser and its Affiliates no longer own, in the aggregate, 2.5% of the then-outstanding shares of Common Stock and (B) the first day on which the New Term Loan is no longer outstanding, the Issuer will nominate an Apollo Purchaser Designee to be elected (or reelected) at each annual meeting of the Issuer’s stockholders at which the class of directors of which Apollo Purchaser Designee is a part is subject to election (or reelection), recommend that holders of its Common Stock vote to elect such Apollo Purchaser Designee and use its reasonable efforts to cause the election to the Board of a slate of directors that includes such Apollo Purchaser Designee.  If the Apollo Purchaser Designee is not elected to serve as Apollo Purchaser Director, the Board will take all lawful actions to appoint an Apollo Purchaser Designee as Apollo Purchaser Director, including increasing the size of the Board and appointing such Apollo Purchaser Designee to fill the vacancy created by such increase; and

• the Issuer shall indemnify Apollo Purchaser Director and provide Apollo Purchaser Director with director and officer insurance to the same extent as it indemnifies and provides such insurance to other members of the Board, pursuant to the Issuer’s charter and bylaws, the Maryland General Corporation Law or otherwise.

Standstill

The Purchasers agreed that during the period beginning on the date of the Investment Agreement and ending on the later of (i) the second anniversary of the Closing Date (as defined therein) and (ii) three months following the date on which Apollo Purchaser Designee is no longer serving on the Board or as an observer on the Board (and as of such time Apollo Purchaser no longer has rights to designate an Apollo Purchaser Designee), without the prior written approval of the Board, the Purchasers will not, directly or indirectly, and will cause their respective Affiliates not to:

(a)           acquire, offer or seek to acquire, any equity securities or direct or indirect rights to acquire any equity securities of the Issuer or any of its Subsidiaries (as defined therein), or any securities convertible into or exchangeable for any such equity securities (other than as contemplated by the Warrants and Investment Agreement);

(b)           make any public announcement with respect to, or offer, seek, propose or publicly indicate an interest in, any merger, consolidation, business combination, tender or exchange offer for the Issuer’s equity securities or purchase of any material assets of the Issuer or its Subsidiaries, any recapitalization, reorganization, restructuring, liquidation or dissolution of the Issuer or its Subsidiaries, or any other extraordinary transaction or enter into any discussions, negotiations, arrangements, understandings or agreements (whether written or oral) with any other person regarding any of the foregoing, other than confidential proposals to the so long as such proposals would not reasonably be expected to require any public disclosure by the Purchasers or the Issuer or their respective Affiliates;

(c)           otherwise act, alone or in concert with others, to control or seek to control, advise or knowingly influence, in any manner, management or the board of directors, or the policies of the Issuer or any of its Subsidiaries (other than any Apollo Purchaser Director acting in his or her capacity as a member of the Board or voting at a meeting of the Issuer’s stockholders);

(d)           make or in any way encourage or participate in any “solicitation” of “proxies” (whether or not relating to the election or removal of directors), as such terms are used in the rules of the SEC, to vote, or knowingly seek to advise or influence any Person with respect to voting of, any voting equity securities of the Issuer or any of its Subsidiaries, or call or seek to call a meeting of the Issuer’s stockholders or initiate any stockholder proposal for action by the Issuer’s stockholders, or (other than with respect to any Apollo Purchaser Director) seek election to or to place a representative on the Board or seek the removal of any director from the Board; or

(e)           enter into any discussions, negotiations, communications, arrangements or understandings with any third party with respect to, without limitation, forming, joining or in any way participating in a “group” (as defined in Section 13(d)(3) of the Exchange Act) with any third party other than the Purchasers with respect to the Issuer.

Warrants

The Warrants may be exercised at any time during their term, which commenced upon issuance and terminates on the later of (i) June 15, 2025 and (ii) the first anniversary of the date on which all obligations in respect of the Credit Agreement have been satisfied. The exercise price per share for one-half of the Warrants is $1.66, and the exercise price per share for the remaining half of the Warrants is $2.08. The exercise price of the Warrants and shares of Common Stock issuable upon exercise of the Warrants are subject to adjustments. The exercise of the Warrants is subject to and conditioned upon (x) the fair market value of the Issuer’s outstanding Common Stock being greater than $1.66 and (y) making and receipt of all filings, notifications, expirations of waiting periods, waivers and approvals under any required filings or approvals under applicable competition laws as set forth in the Warrants.

Registration Rights Agreement

In connection with the Investment Agreement, the Issuer, Apollo Purchaser, Athene USA, AAIA, and AADE have entered into a Registration Rights Agreement, dated as of June 26, 2020 (the “Registration Rights Agreement”), providing for, among other things, demand, piggyback and shelf registration rights with respect to the shares of Common Stock held by Apollo Purchaser, Athene USA, AAIA, and AADE, in each case, on the terms and subject to the conditions set forth therein.

Item 7.                                                         Material to Be Filed as Exhibits

Exhibit	Description
Exhibit A

Investment Agreement, dated as of June 15, 2020, by and among MFA Financial, Inc., Omaha Equity Aggregator, L.P. and Athene USA Corporation (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on June 30, 2020)

Exhibit B

Registration Rights Agreement, dated as of June 26, 2020, by and among MFA Financial, Inc., Omaha Equity Aggregator, L.P., Athene USA Corporation, Athene Annuity & Life Assurance Company and Athene Annuity and Life Company (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K filed on June 30, 2020)

Exhibit C	Form of Warrant (incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K filed on June 30, 2020)
Exhibit D	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 6, 2020

ATHENE ANNUITY AND LIFE COMPANY

By:	Apollo Insurance Solutions Group LP,
its investment adviser

	By:	AISG GP Ltd.,
its general partner

		By:	/s/ Matthew S. O’Mara
Matthew S. O’Mara
Authorized Signatory

ATHENE ANNUITY & LIFE ASSURANCE COMPANY

By:	Apollo Insurance Solutions Group LP,
its investment adviser

	By:	AISG GP Ltd.,
its general partner

		By:	/s/ Matthew S. O’Mara
Matthew S. O’Mara
Authorized Signatory

ATHENE USA CORPORATION

By:	Apollo Insurance Solutions Group LP,
its investment adviser

	By:	AISG GP Ltd.,
its general partner

		By:	/s/ Matthew S. O’Mara
Matthew S. O’Mara
Authorized Signatory

ATHENE LIFE RE LTD.

By:	Apollo Insurance Solutions Group LP,
its investment adviser

	By:	AISG GP Ltd.,
its general partner

		By:	/s/ Matthew S. O’Mara
Matthew S. O’Mara
Authorized Signatory

ATHENE HOLDING LTD.

By:	Apollo Insurance Solutions Group LP,
its investment adviser

	By:	AISG GP Ltd.,
its general partner

		By:	/s/ Matthew S. O’Mara
Matthew S. O’Mara
Authorized Signatory

APOLLO INSURANCE SOLUTIONS GROUP LP

By:	AISG GP Ltd.,
its general partner

	By:	/s/ Matthew S. O’Mara
Matthew S. O’Mara
Authorized Signatory

AISG GP LTD.

By:	/s/ Matthew S. O’Mara
Matthew S. O’Mara
Authorized Signatory

APOLLO LIFE ASSET, L.P.

By:	Apollo Life Asset GP, LLC,
its general partner

	By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO LIFE ASSET GP, LLC

By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO CAPITAL MANAGEMENT, L.P.

By:	Apollo Capital Management GP, LLC,
its general partner

	By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO CAPITAL MANAGEMENT GP, LLC

By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By:	Apollo Management Holdings GP, LLC,
its general partner

	By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO MANAGEMENT HOLDINGS GP, LLC

By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

OMAHA EQUITY AGGREGATOR, L.P.

By:	AP Omaha Advisors, LLC,
its general partner

	By:	Apollo Hybrid Value Advisors, L.P.,
its sole member

		By:	Apollo Hybrid Value Capital Management, LLC,
its general partner

			By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

AP OMAHA ADVISORS, LLC

By:	Apollo Hybrid Value Advisors, L.P.,
its sole member

	By:		Apollo Hybrid Value Capital Management, LLC,
its general partner

		By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO HYBRID VALUE ADVISORS, L.P.

By:	Apollo Hybrid Value Capital Management, LLC,
its general partner

	By:		/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APOLLO HYBRID VALUE CAPITAL MANAGEMENT, LLC

By:	/s/ Joseph D. Glatt
Joseph D. Glatt
Vice President

APH HOLDINGS, L.P.

By:	Apollo Principal Holdings III GP, Ltd.,
its general partner

	By:		/s/ William B. Kuesel
William B. Kuesel
Vice President

APOLLO PRINCIPAL HOLDINGS III GP, LTD.

By:	/s/ William B. Kuesel
William B. Kuesel
Vice President

APPENDIX A

To Item 2 of Schedule 13D

The following sets forth information with respect to certain of the executive officers, managers and directors of Management Holdings GP, Principal Holdings III GP, and Athene Holding.  Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.

Managers, Directors and Principal Executive Officers of Management Holdings GP and Principal Holdings III GP

The managers, directors and principal executive officers of Management Holdings GP and Principal Holdings III GP are Leon D. Black, Joshua Harris and Marc Rowan.  The principal occupation of each of Messrs. Black, Harris and Rowan is to act as executive officer, manager and director of Management Holdings GP and Principal Holdings III GP and other related investment managers and advisors.

None of Messrs. Black, Harris, or Rowan effected any transactions in the Common Stock during the past 60 days.

The business address of each of Messrs. Black, Harris and Rowan is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019.  Messrs. Black, Harris and Rowan are each a citizen of the United States.  Each of Messrs. Black, Harris and Rowan disclaims beneficial ownership of the Common Stock reported as beneficially owned by the Reporting Persons.

Executive Officers and Directors of Athene Holding

Name and Position	Present Principal Occupation	Citizenship
James R. Belardi, Chairman of the Board, Chief Executive Officer, and Chief Investment Officer	Chairman of the Board, Chief Executive Officer, and Chief Investment Officer of Athene Holding Ltd.	United States

William J. Wheeler, President	President of Athene Holding Ltd.	United States

Grant Kvalheim, Executive Vice President—Athene Holding Ltd., Chief Executive Officer and President—Athene USA Corporation	Executive Vice President of Athene Holding Ltd., Chief Executive Officer and President of Athene USA Corporation.	United States

Martin P. Klein, Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of Athene Holding Ltd.	United States

Marc Beilinson, Director	Managing Director of Beilinson Advisory Group.	United States

Robert L. Borden, Director	Director of Athene Holding Ltd.	United States

Mitra Hormozi, Director	Director of Athene Holding Ltd.	United States

Scott Kleinman, Director	Co-President of Apollo Global Management, Inc.	United States

Brian Leach, Director	Director of Athene Holding Ltd.	United States

Gernot Lohr, Director	Senior Partner and Global Head of the Financial Institutions Group of Apollo Global Management, Inc.	United States

H. Carl McCall, Director	Director of Athene Holding Ltd.	United States

Matthew R. Michelini, Director	Senior Partner and Co-Head of Hybrid Value Fund of Apollo Global Management, Inc.	United States

Dr. Manfred Puffer, Director	Senior Advisor to Apollo Global Management, Inc.	United States

Marc Rowan, Director	Senior Managing Director of Apollo Global Management, Inc.	United States

Lawrence J. Ruisi, Director	Director of Athene Holding Ltd.	United States

Hope Schefler Taitz, Director	Director of Athene Holding Ltd.	United States

Arthur Wrubel, Director	Founder of Wesley Capital Management.	United States

Fehmi Zeko, Director	Chief Executive Officer of Zeko Partners LLC, Senior Advisor at CDX Advisors, and General Partner at Great Point Capital Management.	United States

None of the foregoing persons effected any transactions in the Common Stock during the past 60 days. The business address for each of the foregoing persons is c/o Athene Holding Ltd., Chesney House, First Floor, 96 Pitts Bay Road, Pembroke, HM08, Bermuda.

Each of the foregoing persons disclaims beneficial ownership of the Common Stock reported as beneficially owned by the Reporting Persons.